UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 26, 2017

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated May 26, 2017, regarding the incorporation of a company in Ukraine to operate in financial services.

Istanbul, May 26, 2017

Announcement Regarding the incorporation of a company in Ukraine to operate in financial services

Our Board of Directors has decided for the incorporation of a company in Ukraine, whose field of operation will be financial services, by our fully owned subsidiary lifecell LLC in Ukraine, with a paid-in capital of USD 2,000,000 (or equivalent in other currencies).

Board Decision Date for Acquisition	:	26.05.2017

Title of Non-current Financial Asset Acquired	:	-

Field of Activity of Non-current Financial Asset whose Shares were being Acquired	:	Financial services (e-money and money transfer)

Capital of Noncurrent Financial Asset	:	USD 2,000,000 (or equivalent in other currencies)

Acquirement Way	:	Incorporation

Date on which the Transaction was/will be Completed	:	License application will be made following the incorporation of the company

Acquisition Conditions	:	-

Nominal Value of Shares Acquired	:	-

Purchase Price Per Share	:	-

Total Purchasing Value	:	-

Ratio of New Shares Acquired to Capital of Non-current Financial Asset (%)	:	-

Total Ratio of Shares Owned in Capital of Non-current Financial Asset After Transaction (%)	:	-

Total Voting Right Ratio Owned in Non-current Financial Asset After Transaction (%)	:	-

Ratio of Non-current Financial Asset Acquired to Total Assets in Latest Disclosed Financial Statements of Company (%)	:	-

Effects on Company Operations	:	-

Did Takeover Bid Obligation Arised?	:	No

Will Exemption Application be Made, if Takeover Bid Obligation Arised?	:	No

Title/ Name-Surname of Counter Party	:	-
Relation with Counter Party if any	:	-
Value Determination Method of Non-current Financial Asset	:	-

Did Valuation Report be Prepared?	:	No

Reason for not Preparing Valuation Report if it was not Prepared	:	Not required by the legislation.

Value Determined in Valuation Report if Exists	:	-

Reasons if Transaction wasn’t/will not be performed in Accordance with Valuation Report	:	-

For more information:
Turkcell Investor Relations
investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 26, 2017	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Investor Relations and Mergers & Acquisition Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 26, 2017	By:	/s/ Bulent Aksu
	Name:	Bulent Aksu
	Title:	Finance Executive Vice President